UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549



                                       SCHEDULE 13D

                        Under the Securities Exchange Act of 1934



                               Telscape International, Inc.
                                     (Name of Issuer)


                              Common Stock, $.001 par value
                              (Title of Class of Securities)


                                       730905 10 6
                                      (CUSIP Number)


                                Morris F. DeFeo, Jr., Esq.
                               Swidler & Berlin, Chartered
                              3000 K Street, N.W., Suite 300
                                  Washington, D.C. 20007
           (Name, address and Telephone Number of Person Authorized to Receive
                               Notices and Communications)



                                      June 24, 1998
                 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                                       SCHEDULE 13D


          CUSIP NO. 730905 10 6


          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person
                    Eugene Scott Crist
                    ###-##-####

          2.   Check the appropriate box if a member of a group
               (a)[  ]
                                                                 (b)[  ]
          3.   SEC Use only

          4.   Source of Funds
                    PF

          5.   Check Box if disclosure of legal proceedings is required pursuant
          to items 2(d) or (e)            [  ]
                    Not Applicable

          6.  Citizenship or place of organization        United States

          7.   Sole Voting Power 1,262,250 shares of Common Stock,
                   $.001 par value

          Number of Shares
          Beneficially                  8.   Shared voting power
          Owned by                           Not Applicable
          Each
          Reporting        9.   Sole dispositive power
          Person             1,262,250 shares of Common Stock, $.001 par value

                          10.  Shared dispositive power
                                             Not Applicable

         11. Aggregate amount beneficially owned by each reporting person 1,262,250 shares of Common Stock, $.001 par value

          12.  Check box if the aggregate amount in row (11) excludes certain
          shares                                  [  ]
                    Not Applicable

          13.  Percent of class represented by amount in row (11)
                    16.0%

          14.  Type of reporting person
                    IN

          Item 1. This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Telscape International, Inc., a Texas corporation ("Telscape"), whose principal executive offices are located at:

                    2700 Post Oak Blvd., Ste. 1000
                    Houston, TX  77056

          Item 2. The person filing this statement is Eugene Scott Crist. His business address is c/o Telscape International, Inc., 2700 Post Oak Blvd., Suite 1000, Houston, Texas 77056. Mr. Crist is the President and Chief Executive Officer of Telscape. Mr. Crist is the beneficial owner of 300,000 shares of Series A Common Stock Warrants held by Delaware Charter & Guarantee & Trust Co. ("DC&G"), a Delaware entity. During the last five years, Mr. Crist has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. Crist is a citizen of the United States.

          Item 3. Personal funds of Mr. Crist totaling $79,278 was used to exercise 36,200 Series A Common Stock Warrants that Mr. Crist owned resulting in an increase in Common Stock of Telscape of 36,200 shares on June 24, 1998.

          Item 4.   Investment of personal funds by Mr. Crist.

          Item 5. (a) Mr. Crist, individually and through DC&G, beneficially owns 1,262,250 shares of Common Stock of Telscape or 16.0% of the 7,908,721 shares issued and outstanding on 6/25/98. The number of shares beneficially owned does not exclude any rights of Mr. Crist other than the shares of Common Stock issuable upon exercise of 40,000 options vesting over three years granted to Mr. Crist on April 30, 1998 as the rights represented thereby are subject to vesting not anticipated to occur within the next sixty (60) days.

                    (b) Mr. Crist has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 1,262,250 shares of Common Stock of Telscape.

                    (c) Other than as described herein, there were no transactions in the Common Stock of Telscape effected during the past sixty (60) days by Mr. Crist.

                    (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

          Item 6. There are no material contracts, understandings, or relationships.

          Item 7.   There are no Exhibits.









          Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   6/24/98                  /s/ E. Scott Crist
 _________________          _____________________________________________
Date                          Signature



                                        E. Scott Crist
                                        Name